                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A
                                 (RULE 13D-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13D-1 (B), (C) AND (D) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(B)
                             (AMENDMENT NO. 12) (1)




                               JO-ANN STORES, INC.
                                (NAME OF ISSUER)




                        COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                    47758P307
                                 (CUSIP NUMBER)


                                NOVEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ] Rule 13d - 1(b)
                              [ ] Rule 13d - 1(c)
                              [X] Rule 13d - 1(d)




-----------

         (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on Following Pages)

CUSIP No. 47758P307                 13G/A                     Page 2 of 5 Pages

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITES ONLY)
         ALMA ZIMMERMAN

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]


3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

                          5      SOLE VOTING POWER                 1,153,640
     NUMBER OF
      SHARES              6      SHARED VOTING POWER                     -0-
   BENEFICIALLY
     OWNED BY             7      SOLE DISPOSITIVE POWER            1,153,640
       EACH
     REPORTING            8      SHARED DISPOSITIVE POWER                -0-
    PERSON WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  1,153,640


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                                                                       [ ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              5.3%


12       TYPE OF REPORTING PERSON                                      IN

                                 SCHEDULE 13G/A


Item 1(a).  Name of Issuer: Jo-Ann Stores, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5555 Darrow Road
            Hudson, Ohio 44236

Item 2(a).  Name of Person Filing:  Alma Zimmerman

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            5555 Darrow Road
            Hudson, Ohio 44236

Item 2(c).  Citizenship: United States of America

Item 2(d).  Title of Class of Securities: Common Shares, without par value

Item 2(e).  CUSIP Number: 47758P307

Item 3.     Rule 13d-1(b), or Rule 13d-2(b) or (c), Information:
            Not Applicable

Item 4.     Ownership

            (a)  Amount Beneficially Owned:  1,153,640*

            (b)  Percent of Class:  5.3%

            (c)  Number of Shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:   1,153,640*

                 (ii)     Shared power to vote or to direct the vote:      -0-

                 (iii)    Sole power to dispose or to direct the
                          disposition of:                             1,153,640*

                 (iv)     Shared power to dispose or to direct the
                          disposition of:                                    -0-

* Includes 794,933 shares held by Mrs. Zimmerman, as trustee, and 5,360 shares held through funds in the Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Savings Plan") as of September 30, 2003.

Item 5.    Ownership of Five Percent or Less of a Class:  Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.    Identification and Classification of Members of the Group:
           Not Applicable.

Item 9.    Notice of Dissolution of Group:  Not Applicable.

Item 10.   Certifications:  Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Alma Zimmerman
                                               ---------------------------
November 6, 2003                               Alma Zimmerman